2001 ANNUAL REPORT

AR/S
12/31/01

APPLIED MOLECULAR EVOLUTION



OPTIMIZING BIOTHERAPEUTICS FROM PROTEINS TO PATIENTS

AME 2001 Highlights

Signed new corporate collaborations with leading developers of biotherapeutics

---

Became the only directed molecular evolution company with a product candidate in clinical trials

---

Optimized three biotherapeutic product candidates for internal development

---

Initiated the enforcement of our leading intellectual property position in directed molecular evolution



Letter to Fellow Shareholders

2001 was a highly successful year for Applied Molecular Evolution. We entered into collaborations with major pharmaceutical companies, Lilly and Chiron. We also announced the successful optimization of our first three internal development projects, including butyrylcholinesterase (BChE) for the treatment of cocaine overdose and addiction. And Vitaxin™ entered into clinical trials with our collaborator, MedImmune, making AME the only directed molecular evolution company to have an optimized biotherapeutic in human clinical trials.

Collaborative Progress

In 2001 AME entered into two corporate collaborations to optimize biotherapeutics for leading drug companies, demonstrating continued progress in pharmaceutical and biotechnology partnering. AME and Lilly agreed to optimize both an antibody and a non-antibody protein therapeutic candidate. AME also announced an agreement with Chiron to optimize a non-antibody biotherapeutic candidate. Importantly, these represent AME's first corporate collaborations for the optimization of non-antibody protein therapeutics. In February of 2002, Lilly entered into a second agreement for the optimization of an additional therapeutic antibody candidate. We believe that optimization collaborations with biotherapeutic leaders signal a historic shift in the biotherapeutic development industry toward evaluating all protein therapeutic candidates for optimization prior to clinical testing.

Internal Development Projects

In September of 2001, we disclosed progress on our internal development program of optimizing product candidates for which AME has retained full commercialization rights. We announced the successful optimization of BChE in conjunction with a $1 million grant from the National Institutes of Health to support its preclinical development. BChE is a naturally occurring human serum enzyme that breaks down cocaine before it can reach the brain and exert its psychoactive effect. BChE may therefore be used for the treatment of cocaine overdose and chronic cocaine abuse, conditions that result in significant medical and social costs.



The AME Management Team (clockwise from right):
William D. Huse, M.D., Ph.D., President and Chief Executive Officer;
Lawrence E. Bloch, M.D., J.D., Chief Financial Officer;
Keith S. Manchester, M.D., Vice President of Business Development;
Jeffry D. Watkins, Ph.D., Chief Scientific Officer;
James B. Breitmeyer, M.D., Ph.D., Chief Medical Officer.

Clinical Advancement

In 2001, our collaborator, MedImmune, initiated three Phase I clinical trials for Vitaxin in patients with refractory solid tumors, colorectal cancer and rheumatoid arthritis. We are proud that Vitaxin is the first biotherapeutic optimized through directed molecular evolution to have entered human clinical trials and that our technology may lead to improved treatments for patients afflicted with serious diseases.

Progress of Our Subsidiary

Our subsidiary, Novasite, continued to transform small-molecule drug discovery through the application of directed molecular evolution. Significant among Novasite's achievements in 2001 were: entering into an agreement with Aventis to conduct a pilot study for Novasite's proprietary Expanded Target Drug Discovery™ system and the addition of Krysztof Palczewski, Ph.D., to the Novasite team. Dr. Palczewski is a pioneer in the area of G-Protein Coupled Receptor (GPCR) crystallography. Novasite is focused on discovering and optimizing high-quality, small-molecule drug candidates, including those targeting members of the GPCR family.

Strength of Resources

In 2001, we continued to invest in our world-class group of scientists and management as the AME team approximately doubled in size. Critical among these additions, and consistent with the announcement of our internal drug development program, we were pleased to welcome James B. Breitmeyer, M.D., Ph.D., as Chief Medical Officer. Dr. Breitmeyer has extensive experience in the development and approval of protein therapeutics, having contributed to the FDA approval of six biotherapeutics during his decade-long tenure at Serono, where he served as Chief Medical Officer and Senior Vice President of Research and Development. Dr. Breitmeyer will be responsible for building and leading a team to manage the progress of AME's own drug candidates through the FDA regulatory process. We believe that with this addition we have put in place the senior management team to guide us through the tremendous growth and advancement that AME intends to achieve in the coming years.

AME also invested in its technology through the enforcement of its leading intellectual property position in directed molecular evolution, based on the Kauffman family of patents. In June we announced a lawsuit against MorphoSys, alleging their infringement on our Kauffman patents.

Foundation for Success

The AME team is extremely proud of our accomplishments during 2001, and we anticipate even more significant achievements in 2002. Our team of talented scientists will work to achieve further progress with our internal pipeline of product candidates on their path toward the clinic. AME will concentrate on growing organically through the continued additions to our team, particularly in the areas of bioprocessing and clinical development. Investment in our intellectual capital will continue with the enforcement of our intellectual property rights and the continued development of our leading directed molecular evolution technology platform for optimizing biotherapeutics. We will continue to negotiate additional collaborative agreements. Finally, Novasite plans to continue to develop its technology platform, potentially fueled by another round of private financing and additional collaborations.

On behalf of everyone at AME, I thank you for your continued support.



WILLIAM D. HUSE, M.D., PH.D.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

AME COLLABORATIONS



Seattle Genetics
Seattle, WA
Chiron Corporation
Emeryville, CA
CancerVax
Carlsbad, CA
The Scripps Research Institute
La Jolla, CA
Applied Molecular Evolution
San Diego, CA
The Mayo Clinic
Rochester, MN
University of Nebraska
Omaha, NE
Eli Lilly and Company
Indianapolis, IN
MD Anderson Cancer Center
Houston, TX
Bristol-Myers Squibb
New York, NY
MedImmune
Gaithersburg, MD
Biosynexus
Rockville, MD
Corporate Collaborators
Academic Collaborators
Corporate Headquarters

AME derives its portfolio of product candidates from a broad array of sources: corporate collaborators, academic institutions and internal projects.

Evolution of DRUG DEVELOPMENT

Small-Molecule



Naturally Occurring Small-Molecules

Synthetic Small-Molecules

Rational Drug Design

Small-Molecule Optimization

THE EVOLUTION OF BIOTHERAPEUTIC DEVELOPMENT MIRRORS THE EVOLUTION OF SMALL-MOLECULE DEVELOPMENT



Biotherapeutic

Naturally Occurring Proteins

Synthetic Proteins

Rational Protein Design

Biotherapeutic Drug Development Has Lacked an Optimization Process



SMALL-MOLECULE DEVELOPMENT PARADIGM
DRUG LEADS ARE GENERATED BY SCREENING COMPOUND LIBRARIES AGAINST THE TARGET RECEPTOR
DRUG LEADS ARE OPTIMIZED TO IMPROVE THE SAFETY, EFFICACY AND POTENCY OF THE DRUG
OPTIMIZED DRUG CANDIDATES ARE EVALUATED IN HUMAN CLINICAL TRIALS TO DEMONSTRATE SAFETY, EFFICACY AND POTENCY
BIOTHERAPEUTIC DEVELOPMENT PARADIGM

APEUTIC DEVELOPMENT



MEsystem™ DIRECTED MOLECULAR EVOLUTION ENABLES BIOTHERAPEUTIC OPTIMIZATION

Small-Molecule Development Paradigm

Target ID & Validation → Lead Generation → Lead Optimization → Clinical Development

Small-Molecule



AME has a solution to bridge the biotherapeutic optimization gap. The AMEsystem has the potential to significantly improve safety, efficacy, potency, convenience, manufacturing costs and intellectual property for biotherapeutics. Therefore, AME believes that all protein therapeutics should be evaluated for optimization prior to clinical development.

Target ID & Validation → Lead Generation → Lead Optimization → Clinical Development



Biotherapeutic

Biotherapeutic Development Paradigm

AMEsystem™

OPTIMIZING THE MAJOR CLASSES OF BIOTHERAPEUTICS: ANTIBODIES, CYTOKINES, HORMONES AND ENZYMES

The AMEsystem is a fully integrated technology platform based on a set of three processes that enable the precise and controlled optimization of human proteins specifically to enhance their function as biotherapeutics.



Gene
DNA Library
Protein Library
Optimized Protein
Optimized Biotherapeutic

DirectAME™

DirectAME is a gene synthesis process that enables the rapid production of a library of variant genes based on an initial gene.

ExpressAME™

ExpressAME consists of gene expression systems that efficiently produce proteins from the genes generated using DirectAME.

SelectAME™

SelectAME is a series of assays or screens which facilitate the selection and identification of proteins with the optimal commercial properties from the protein libraries produced using ExpressAME.



AMEsystem Improvements

Improved Safety, Efficacy and Potency

The AMEsystem creates functional improvements in therapeutic proteins that may lead to decreased side effects, increased efficacy and higher potency.

Enhanced Convenience

The AMEsystem may enable enhanced protein attributes such as increased serum half-life enabling less frequent dosing and may facilitate alternate methods of delivery including less invasive routes of administration.

Decreased Manufacturing Costs

The AMEsystem may overcome disadvantageous characteristics in molecules to achieve increased manufacturing yields, creating a significant cost benefit to drug manufacturers.

Broadened Intellectual Property

The AMEsystem may create novel, functionally *improved molecules which can benefit AME and its* collaborators through broadened and lengthened intellectual property.

AME PRODUCT PIPELINE



AME's PRODUCT PORTFOLIO IS DERIVED FROM CORPORATE COLLABORATORS, ACADEMIC INSTITUTIONS AND INTERNAL PROJECTS

Corporate collaborations add value and reduce AME's financial risk because our collaborators assume all commercial responsibility for their optimization projects. However, AME has the potential to capture even more value from optimizing and developing our own product candidates.

Therapeutic	Indication	Collaborator	Research	Preclinical	Phase I
Vitaxin	Oncology	MedImmune			○
Vitaxin	Arthritis	MedImmune			○
Numax	Infection	MedImmune		○	
Anti-CD40	Inflammation	Bristol-Myers Squibb		○	
HBR96	Oncology	Seattle Genetics		○	
HUI77	Oncology	CancerVax		○	
HUIV26	Oncology	CancerVax		○	
HU96-110	Infection	Biosynexus		○	
Anti-IL-9	Asthma	MedImmune	○		
Lilly 1		Lilly	○		
Lilly 2		Lilly	○		
Chiron 1		Chiron	○		
Lilly 3		Lilly	○		
MedImmune 4	TBA	MedImmune			
AME 1 (BChE)	Substance Abuse			○	
AME 2				○	
AME 3				○	
AME 4			○		
AME 5			○		
AME 6			○		
AME 7			○		

The AME product pipeline is composed of two distinct sets of candidates: corporate collaboration projects and internal development projects. This pipeline includes representatives of each of the four major classes of protein therapeutics: antibodies, cytokines, hormones and enzymes. The majority of AME's corporate collaboration projects are novel drug candidates, while the majority of the AME internal development project candidates are optimized, second-generation versions of FDA-approved, currently marketed biotherapeutics.

○ Corporate Collaboration Projects

○ Internal Development Projects

VITAXIN™



THE FIRST BIOTHERAPEUTIC OPTIMIZED THROUGH
DIRECTED MOLECULAR EVOLUTION TO ENTER HUMAN CLINICAL TRIALS

AMEsystem Improvements

Increased Manufacturing Yield
Higher Affinity

Indications

Oncology
Inflammation



GENESIS INHIBITORS HAVE THE POTENTIAL TO TREAT
;ER WITHOUT SOME OF THE SERIOUS SIDE EFFECTS
\SSOCIATED WITH TRADITIONAL CHEMOTHERAPY



IP-126
Lot: 6053R
5.31 mg/ml]
[Vol: 5.0
OLECULAR EVOLUTION



AME licensed the LM609 antibody from The Scripps Research Institute. AME then optimized the antibody to create Vitaxin before licensing it to MedImmune who is responsible for its clinical development. In 2001 Vitaxin entered Phase I clinical trials for cancer and arthritis.



Vitaxin is an optimized anti-angiogenic monoclonal antibody based on the LM609 antibody that AME licensed from The Scripps Research Institute. The optimization of Vitaxin demonstrates several of the functional improvements that can be achieved with the AMEsystem. Vitaxin is optimized to provide a 300% higher manufacturing yield than first-generation Vitaxin. Additionally, Vitaxin has a 90-fold higher affinity for its target than first-generation Vitaxin, resulting in potentially greater efficacy.

Angiogenesis inhibitors may be effective in treating a variety of medical conditions by blocking the formation of new blood vessels that supply nutrients to disease processes, and in 2001 MedImmune commenced clinical trials with Vitaxin for cancer and arthritis. Vitaxin represents a turning point in protein therapeutic development because it is the first biotherapeutic to enter clinical trials after optimization by directed molecular evolution.

AMEsystem Improvements

Increased Manufacturing Yield

First-generation Vitaxin had a naturally occurring feature that resulted in low manufacturing yield. AME optimized Vitaxin through the application of the AMEsystem, resulting in a second-generation of Vitaxin with greatly increased manufacturing yield. Increased manufacturing yield makes Vitaxin an even more attractive candidate for commercialization.

NUMAX™



THE FIRST OPTIMIZATION OF AN FDA-APPROVED BIOTHERAPEUTIC BY DIRECTED MOLECULAR EVOLUTION

AMESYSTEM IMPROVEMENTS

Increased Potency

INDICATIONS

Infectious Disease:
Respiratory Syncytial Virus



IMPROVED VIRAL NEUTRALIZATION PROPERTIES







Non-optimized antibodies (blue) do not bind to receptors on the virus (orange) before the virus binds to the host cell and infects it with viral DNA (black). Optimized antibodies (green) *bind to the target virus more* rapidly, before the virus can infect the host cell.



NON-OPTIMIZED ANTIBODIES

OPTIMIZED ANTIBODIES

Numax is the second-generation of MedImmune's flagship monoclonal antibody, Synagis®. AME engineered optimized versions of Synagis to be developed for the prevention of Respiratory Syncytial Virus (RSV) as part of AME's four-antibody deal with MedImmune. RSV is a common infection that is present in most people's respiratory tracts. It is harmless to healthy people; however, RSV is potentially fatal to those with compromised immune systems, including premature infants. To give these babies a better chance to overcome infection, AME engineered antibodies that neutralize the virus with at least a 10-fold greater potency than Synagis in disease models.

If these improvements are validated in subsequent human clinical trials, it will represent the first time that an FDA-approved and currently marketed protein therapeutic has been optimized through directed molecular evolution technology and submitted for human clinical evaluation to create a second-generation biopharmaceutical. The development of second-generation biotherapeutics is a significant component of AME's business strategy, and AME believes that optimization of such proteins will become a standard practice in the industry.

ENHANCED EFFICACY AND/OR CONVENIENCE

Numax antibodies have been shown to be at least 10 times more potent than the first-generation antibodies in disease models. This significant improvement may result in Numax having higher efficacy at the same dose as Synagis or equivalent efficacy at lower doses, the latter potentially enabling more convenient and less invasive methods of delivery.



AMEsystem Improvements

Increased Catalytic Activity

Indications

Cocaine Overdose

Cocaine Addiction

THE FIRST ANNOUNCED AME INTERNAL DEVELOPMENT PRODUCT CANDIDATE



ecule (red)
E Molecule

AME introduced precise and controlled changes to BChE, resulting in a greater than 100-fold increased ability to break down cocaine



Cocaine Binding Sites
of BChE (blue)

BCHE IS A POTENTIAL TREATMENT FOR OCAINE OVERDOSE AND COCAINE ADDICTION WHICH OULD CONTRIBUTE TO REDUCING THE MEDICAL AND SOCIAL COSTS OF DRUG ABUSE







Dr. Oksana Lockridge of the University of Nebraska Medical Center led seminal research on BChE, identifying areas of the enzyme critical to the hydrolysis of cocaine. The ability to successfully collaborate with leading academic institutions provides AME with a valuable source of internal development project candidates and pioneering research.

BChE is a naturally occurring human serum enzyme that catalyzes the breakdown of cocaine in the bloodstream before it can reach the brain and exert its psychoactive effects. Optimization with the AMEsystem has resulted in a greater than 100-fold increase in the potency of BChE. BChE could potentially be used to treat the 75 thousand emergency room admissions for acute cocaine overdose in the United States as well as the 3.5 million people suffering from chronic cocaine addiction. AME believes that optimized BChE may play a role in addressing these critical medical and social problems.

The optimization of BChE demonstrates numerous aspects of the versatility and strength of the AMEsystem. BChE is an enzyme, the first announced non-antibody to have been sucessfully optimized with the AMEsystem, using our proprietary Mammalian Cell Expression System. AME collaborated with academic researchers on the BChE project to gain key scientific insights. Scientists from the University of Nebraska Medical Center and The Mayo Clinic identified key areas of the BChE molecule that are responsible for its activity. AME then optimized the enzyme to significantly increase its catalytic activity against cocaine. Additionally, AME has received a $1 million grant from the National Institutes of Health to support the preclinical development of BChE. Finally, and importantly, BChE is AME's first announced internal development project, and AME has retained full commercialization rights to all of its internal develoment projects.

AMEsystem Improvements

Increased Catalytic Activity

AME applied the AMEsystem to BChE in order to increase its catalytic activity against cocaine by more than 100-fold. This may enable BChE to be developed as a treatment for acute and chronic substance abuse.

Subsidiary: NOVASITE

NOVASITE PHARMACEUTICALS

EXPANDED TARGET DRUG DISCOVERY™

THE NOVASITE MISSION

Novasite's mission is to discover and develop high-quality drug candidates by generating, screening and evaluating target libraries at the single cell level

AME's majority-owned subsidiary, Novasite, applies directed molecular evolution to small-molecule drug discovery and optimization. Novasite's proprietary Expanded Target Drug Discovery™ (ETDD) technology works to address the limiting factor in drug discovery by simultaneously screening libraries of small molecules against libraries of drug target variants created through directed molecular evolution. Novasite's ETDD technology enables the concurrent screening of hundreds of targets. This contrasts with the conventional method of screening compound libraries against only a single receptor target at a time. Novasite's novel approach has the potential to screen a billion individual ligand-receptor combinations per day.

In 2001 Novasite received internal and external validation of its technology with the expansion of its staff and the announcement of its first corporate collaboration. In June, Krysztof Palczewski, Ph.D., joined Novasite as Director of Crystallography. Dr. Palczewski is a pioneer in the area of crystallography and the first to successfully use it to elucidate the structure of G-Protein Coupled Receptors (GPCRs). In August, Novasite entered into a collaboration with Aventis Pharmaceuticals, Inc. involving the discovery of novel drug leads targeted against GPCRs.

Additionally, in March 2002, Novasite was awarded a $2.4 million grant from the National Institutes of Health to support the discovery of anti-obesity drug candidates with ETDD.


Science
4 August 2000

Dr. Krysztof Palczewski's pioneering work to discover the first crystal structure of a G-Protein Coupled Receptor, rhodopsin, was the subject of a *Science* cover story. Rhodopsin is a member of the largest subfamily of GPCRs, and this information may provide valuable insight into the structure of other clinically significant GPCRs.


T
C
C
C

EXPANDED TARGET DRUG DISCOVERY

NOVASITE EVOLVES DRUG TARGETS (T) TO ENABLE INCREASED ABILITY TO RECOGNIZE POTENTIAL SMALL-MOLECULE COMPOUND DRUG LEADS (C)

Summary Financials

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Applied Molecular Evolution, Inc.

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of Applied Molecular Evolution, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001 (not presented separately herein) and in our report dated February 8, 2002, except for the second paragraph of Note 6 and Note 11 (not presented separately herein), as to which the date is March 4, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Ernst & Young LLP

San Diego, California
February 8, 2002,
except for the second paragraph of Note 6
and Note 11, as to which the date is
March 4, 2002

Applied Molecular Evolution, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share data)

Years Ended December 31,	2001	2000	1999
Revenue			
Contract revenue	$ 1,515	$ 1,539	$ 2,008
Other revenue	2,098	1,154	584
Total revenue	3,613	2,693	2,592
Operating Expenses			
Research and development	10,933	4,462	4,408
General and administrative	4,361	2,834	1,363
Stock-based compensation ($2,120, $3,882 and $78 related to research and development and $4,687, $8,343 and $377 related to general and administrative for 2001, 2000 and 1999, respectively)	6,807	12,225	455
Total operating expenses	22,101	19,521	6,226
Loss from operations	(18,488)	(16,828)	(3,634)
Minority interest	372	127	45
Interest income, net	4,886	3,142	213
Net loss	(13,230)	(13,559)	(3,376)
Deemed dividend on Series F preferred stock	–	(10,100)	–
Net loss applicable to common stockholders	$ (13,230)	$ (23,659)	$ (3,376)
Basic and diluted net loss per common share	$ (0.62)	$ (2.17)	$ (1.39)
Weighted average shares outstanding used in computing basic and diluted loss per common share	21,394	10,910	2,429

The full audited consolidated financial statements for 2001 can be found in Applied Molecular Evolution, Inc.'s Form 10-K as filed with the Securities and Exchange Commission or on Applied Molecular Evolution, Inc.'s web site at www.AMEvolution.com.
For copies of this document please contact:

Applied Molecular Evolution, Inc.
tel: 858.597.4990
fax: 858.597.4950

Applied Molecular Evolution, Inc.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share data)

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 25,927	$ 36,865
Short-term investments	54,269	52,685
Prepaid expenses	429	552
Other current assets	3,385	2,317
Total current assets	84,010	92,419
Property and equipment, net	3,223	851
Patents, net	1,865	1,532
Other assets	1,584	72
Total assets	$ 90,682	$ 94,874
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payables	$ 1,128	$ 957
Accrued liabilities	1,173	622
Current portion of deferred revenue	1,967	258
Current portion of long-term obligations	–	17
Total current liabilities	4,268	1,854
Deferred revenue	394	631
Deferred rent	84	100
Minority interest	–	372
Stockholders' equity:		
Preferred stock, $0.001 par value:		
Authorized shares - 5,000,000, none issued and outstanding	–	–
Common stock, $0.001 par value:		
Authorized shares - 45,000,000		
Issued and outstanding shares - 23,607,058 and 23,592,264 at December 31, 2001 and 2000, respectively	24	24
Additional paid-in capital	159,126	158,776
Deferred compensation	(4,373)	(10,918)
Notes receivable from employees	(880)	(827)
Accumulated other comprehensive income	587	180
Accumulated deficit	(54,148)	(40,918)
Less: Treasury stock at cost - 1,200,000 shares	(14,400)	(14,400)
Total stockholders' equity	85,936	91,917
Total liabilities and stockholders' equity	$ 90,682	$ 94,874

The condensed consolidated financial statements should be read in conjunction with the full audited consolidated financial statements presented in Applied Molecular Evolution, Inc.'s Form 10-K as filed with the Securities and Exchange Commission.

The condensed consolidated financial statements should be read in conjunction with the full audited consolidated financial statements presented in Applied Molecular Evolution, Inc.'s Form 10-K as filed with the Securities and Exchange Commission.

APPLIED MOLECULAR EVOLUTION, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Years Ended December 31,	2001	2000	1999
Operating Activities			
Net loss	$ (13,230)	$ (13,559)	$ (3,376)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	930	264	244
Amortization of deferred compensation	6,481	10,948	435
Compensation related to consultant stock options	326	1,277	20
Deferred revenue	1,472	(216)	(237)
Deferred rent	(16)	(14)	(7)
Minority interest	(372)	(127)	(45)
Realized gain on short-term investments	(408)	(124)	–
Accrued interest on notes receivable from employees	(53)	(28)	–
Write-off of abandoned patents	–	49	3
Changes in operating assets and liabilities:			
Prepaid expenses and other assets	(2,457)	(2,287)	(308)
Accounts payable and accrued expenses	722	950	83
Net cash flows used in operations	(6,605)	(2,867)	(3,188)
Investing Activities			
Purchase of property and equipment	(3,180)	(565)	(182)
Purchase of short-term investments	(60,340)	(109,078)	(3,906)
Proceeds from sale of short-term investments	59,571	58,228	2,375
Patents	(455)	(345)	(225)
Net cash flows used in investing activities	(4,404)	(51,760)	(1,938)
Financing Activities			
Payments on long-term obligations	(17)	(18)	(27)
Issuance of common stock, net	88	93,345	5,111
Issuance of preferred stock, net	–	10,008	–
Purchase of treasury stock	–	(14,400)	–
Investment in subsidiary by minority investor, net	–	583	1,192
Net cash flows provided by financing activities	71	89,518	6,276
Increase (decrease) in cash and cash equivalents	(10,938)	34,891	1,150
Cash and cash equivalents at the beginning of the year	36,865	1,974	824
Cash and cash equivalents at the end of the year	$ 25,927	$ 36,865	$ 1,974
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 1	$ 2	$ 2
Supplemental Schedule of Noncash Investing and Financing Activities			
Capital lease obligations entered into for equipment	$ –	$ –	$ 45
Exercise of stock options for notes receivable and interest thereon	$ 53	$ 827	$ –

Corporate Information

Corporate Officers

William D. Huse, M.D., Ph.D.
President and Chief Executive Officer

Lawrence E. Bloch, M.D., J.D.
Chief Financial Officer

Jeffry D. Watkins, Ph.D.
Chief Scientific Officer

James B. Breitmeyer, M.D., Ph.D.
Chief Medical Officer

Keith S. Manchester, M.D.
Vice President of Business Development

Board of Directors

Costa G. Sevastopoulos, Ph.D.
Chairman of the Board

Stanley T. Crooke, M.D., Ph.D.
Founder, Chairman and Chief Executive Officer
Isis Pharmaceuticals, Inc.

Peter K. Hilal, M.D.
Managing Member
Hilal Capital Management, LLC

William D. Huse, M.D., Ph.D.
Founder, President and Chief Executive Officer
Applied Molecular Evolution, Inc.

John F. Richards
President
Crabtree Ventures, LLC

Designed and Produced by Vicki Campbell,
Vavoom! Design, and Rick Burritt, Burritt Design

Photography by Gregory Bertolini

Corporate Headquarters

Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, CA 92121
tel: 858.597.4990

Corporate Counsel

Pillsbury Winthrop LLP
San Francisco, CA

Auditors

Ernst & Young LLP
San Diego, CA

Transfer Agent

EquiServe Trust Company
Shareholder Services
150 Royall Street
Canton, MA 02021
Tel: 816.843.4299

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge, upon written request to:

Investor Relations
Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, CA 92121
cerdman@AMEvolution.com

Market Information

Our common stock has been traded on the Nasdaq National Market since our initial public offering on July 27, 2000, under the symbol AMEV. Prior to such time, there was no public market for our common stock. The following table sets forth the range of the high and low sale prices for our common stock, as reported on the Nasdaq National Market, for the periods indicated since our initial public offering:

Year Ended December 31, 2000	High	Low
Third Quarter (from July 27, 2000)	$ 40.25	$ 24.19
Fourth Quarter	$ 39.88	$ 11.75

Year Ended December 31, 2001	High	Low
First Quarter	$ 18.23	$ 5.75
Second Quarter	$ 14.06	$ 6.18
Third Quarter	$ 13.80	$ 7.00
Fourth Quarter	$ 12.80	$ 7.00

On March 20, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $8.59 per share. On March 20, 2002, there were approximately 156 holders of record of our common stock.

Dividend Policy

The company has not paid any cash dividend on its common stock since its inception and does not anticipate paying cash dividends on its common stock in the foreseeable future.

Notice of Annual Meeting

Applied Molecular Evolution Stockholders are invited to attend our annual meeting, which will be held at 8:30 a.m. PST, Wednesday, May 29, 2002, at Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, CA 92121.

THE POWER OF PROTEIN ENGINEERING™

AME's MISSION IS TO BE THE LEADER IN APPLYING DIRECTED MOLECULAR EVOLUTION TO IMPROVE HEALTHCARE BY OPTIMIZING AND DEVELOPING HUMAN BIOTHERAPEUTICS

Applied Molecular Evolution, Inc.
3520 Dunhill Street

tel: 858.597.4990
fax: 858.597.4950
www.AMEvolution.com

Corporate Information

Corporate Officers

William D. Huse, M.D., Ph.D.
President and Chief Executive Officer

Lawrence E. Bloch, M.D., J.D.
Chief Financial Officer

Jeffry D. Watkins, Ph.D.
Chief Scientific Officer

James B. Breitmeyer, M.D., Ph.D.
Chief Medical Officer

Keith S. Manchester, M.D.
Vice President of Business Development

Board of Directors

Costa G. Sevastopoulos, Ph.D.
Chairman of the Board

Stanley T. Crooke, M.D., Ph.D.
Founder, Chairman and Chief Executive Officer
Isis Pharmaceuticals, Inc.

Peter K. Hilal, M.D.
Managing Member
Hilal Capital Management, LLC

William D. Huse, M.D., Ph.D.
Founder, President and Chief Executive Officer
Applied Molecular Evolution, Inc.

John F. Richards
President
Crabtree Ventures, LLC

Designed and Produced by Vicki Campbell, Vavoom! Design, and Rick Burritt, Burritt Design

Photography by Gregory Bertolini

Corporate Headquarters

Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, CA 92121
tel: 858.597.4990

Corporate Counsel

Pillsbury Winthrop LLP
San Francisco, CA

Auditors

Ernst & Young LLP
San Diego, CA

Transfer Agent

EquiServe Trust Company
Shareholder Services
150 Royall Street
Canton, MA 02021
Tel: 816.843.4299

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge, upon written request to:

Investor Relations
Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, CA 92121
cerdman@AMEvolution.com

Market Information

Our common stock has been traded on the Nasdaq National Market since our initial public offering on July 27, 2000, under the symbol AMEV. Prior to such time, there was no public market for our common stock. The following table sets forth the range of the high and low sale prices for our common stock, as reported on the Nasdaq National Market, for the periods indicated since our initial public offering:

Year Ended December 31, 2000	High	Low
Third Quarter (from July 27, 2000)	$ 40.25	$ 24.19
Fourth Quarter	$ 39.88	$ 11.75

Year Ended December 31, 2001	High	Low
First Quarter	$ 18.23	$ 5.75
Second Quarter	$ 14.06	$ 6.18
Third Quarter	$ 13.80	$ 7.00
Fourth Quarter	$ 12.80	$ 7.00

On March 20, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $8.59 per share. On March 20, 2002, there were approximately 156 holders of record of our common stock.

Dividend Policy

The company has not paid any cash dividend on its common stock since its inception and does not anticipate paying cash dividends on its common stock in the foreseeable future.

Notice of Annual Meeting

Applied Molecular Evolution Stockholders are invited to attend our annual meeting, which will be held at 8:30 a.m. PST, Wednesday, May 29, 2002, at Applied Molecular Evolution, Inc., 3520 Dunhill Street, San Diego, CA 92121.

THE POWER OF PROTEIN ENGINEERING™

AME'S MISSION IS TO BE THE LEADER
IN APPLYING DIRECTED MOLECULAR EVOLUTION
TO IMPROVE HEALTHCARE BY OPTIMIZING AND
DEVELOPING HUMAN BIOTHERAPEUTICS

Applied Molecular Evolution, Inc.
3520 Dunhill Street
San Diego, CA 92121

tel: 858.597.4990
fax: 858.597.4950
www.AMEvolution.com